FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Japan’s Fukushima Bank Deploys Mobile Sales Force Automation Solution Powered by Magic Software’s Application Development Platform

PRESS RELEASE

Japan’s Fukushima Bank Deploys Mobile Sales Force Automation Solution Powered by Magic Software’s Application Development Platform

iPad app from Magic partner, CCU, increases bank’s sales force productivity by 30-40%

Or Yehuda, Israel, November 24, 2015 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, today announced that Fukushima Bank has deployed an iPad sales force automation (SFA) solution powered by the Magic xpa Application Platform. Developed by Magic partner, CCU Co., Ltd, the iPad solution has increased the bank’s sales force productivity by 30-40%.

Fukushima Bank’s iPad sales force automation app enables the bank’s sales employees to effectively manage their customer contacts, activities and customer histories from inside and outside the office. By upgrading their original app from CCU which ran on Windows Mobile phones to iPads, the bank was able to take advantage of the iPad’s larger touch screen and also switch to a proposal-based sales style. CCU completed the project which included migration from a previous version of Magic’s application platform (uniPaaS) to Magic xpa in just two months.

"With over 200 users, we were very pleased by how quickly and smoothly the migration went. The iPad app provides all the features that we were looking for and the fast deployment enabled us to start generating a return on investment within a short time,” stated Ryoujun Watanabe, Sales Management Division at Fukushima Bank.

"Fukushima Bank understands that enterprise mobility solutions require frequent updates to continuously improve their effectiveness," states Hiroki Aoyama, President and CEO at CCU. "Magic’s rapid cross-platform development platform gives us the flexibility to quickly adapt our solutions to meet changing customer requirements and take advantage of the latest technologies.”

Toshio Sato, President at Magic Software Japan added, “We’re pleased to have CCU as a Magic partner and congratulate them on another successful project. This project shows how Magic xpa is an excellent choice for all types of organizations who want the flexibility to migrate to new platforms to increase the productivity of their mobile workforce.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

About CCU

CCU is a Magic partner. Established in 1990 in Fukui, Japan, CCU Co., Ltd. provides software development and sales, and consulting and system integration expertise and services to financial institutions. CCU’s flagship software product is its own “Package System Fellowship Series”, which includes Human Resources and Payroll, Employment, Finance, Sales Suppliers, and Public Relations Support.

About Fukushima Bank

Founded in 1922 and headquartered in Fukushima, Japan, Fukushima Bank, Ltd. provides banking and financial services in Japan. It offers time deposits; pension products; card, pensioner, education, and home improvement loans, as well as mortgages and car financing; credit cards; credit guarantee services; and personal consumption finance. The company also provides leasing services for construction equipment, tools equipment, transportation equipment, communication equipment, office equipment, household appliances, medical equipment, precision machinery, etc. In addition, it is involved in the contract development and maintenance of computer software; rental and sale of computer software; sale of computers and related equipment and supplies; and other operation of a computer system.

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2015	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2. Japan’s Fukushima Bank Deploys Mobile Sales Force Automation Solution Powered by Magic Software’s Application Development Platform

Exhibit 10.1